UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RF INDUSTRIES, LTD
(Exact name of registrant as specified in its charter)

Nevada	0-13301	88-0168936
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

7610 Miramar Road, Bldg. 6000,
San Diego, California 92126-4202
(Address of Principal Executive Offices)

Robert Macias
(858) 549-6340
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), RF Industries, Ltd. (“RFI”) undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its cable assembly and interconnect business for calendar year 2014. RFI conducted an analysis of its products and found that the SEC defined “conflict minerals” used in its products consisted of tin and gold. Further, RFI has determined in good faith that for calendar year 2014, its conflict minerals status resulting from its due diligence efforts shows such conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country.

RFI’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide tin and gold to our suppliers. As a company in the cable assembly and interconnect business, RFI is several levels removed from the actual mining of conflict minerals. RFI does not make purchases of unrefined conflict minerals and makes no purchases in the Covered Countries (as defined in the Rule).

RFI’s due diligence measures included a Reasonable Country of Origin Inquiry as follows:

-	Conducting a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

-	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence measures described above, RFI has determined that the tin and gold used in its cable assembly services and interconnect products did not originate in the Democratic Republic of the Congo or an adjoining country.

A copy of RFI’s Conflict Minerals Disclosure is publicly available at www.rfindustries.com.

Item 1.02	Exhibit

Not required.

Section 2 - Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 27, 2015	RF INDUSTRIES, LTD

	By:	/s/ MARK TURFLER
Mark Turfler
Chief Financial Officer